#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, B.C V7X 1M4

Tel: (604) 608-2557

Fax: (604) 608-2559

info@cumberlandresources.com

www.cumberlandresources.c

October 13, 2005

Mr. George K. Schuler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Cumberland Resources Ltd. (“Cumberland”)

Form 20-F for fiscal year ended December 31, 2004

Filed June 30, 2005

SEC File No. 1-31969

Dear Mr. Schuler:

In connection with our letter dated October 7, 2005, we understand that you would like clarification as to how we will disclose the parameters used to determine cutoff grade estimates in our future Form 20-F filings.

Set forth below is the relevant comment from the SEC’s letter of September 15, 2005, followed by the format of disclosure that we will include in our future Form 20-F filings.

Comment:

1.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties.  Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate.  Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction.  In establishing the cutoff grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

Disclosure in future Form 20-F filings:

The following parameters were used to determine the cutoff grade estimates for the open pit mineral reserves outlined in the Meadowbank Feasibility Study:

  Processing and G&A costs of $Cdn 23.39 per tonne.
  Incremental haulage costs of $Cdn 1.55 per tonne (for the Vault deposit only)
  Gold price of $US 400 at an exchange rate of US$0.75 per Cdn 1.00
  Processing recoveries for the Portage, Goose Island and Vault deposits of 94.1%, 96.1% and 91.3%, respectively.
  Refining costs of $Cdn 0.049 per gram.

If you have any further questions or comments, please contact me at (604) 608-2557.

CUMBERLAND RESOURCES LTD.

/s/  Michael L. Carroll_______

Michael L. Carroll

Chief Financial Officer and Corporate Secretary

cc:  H. Roger Schwall